ELLENOFF GROSSMAN & SCHOLE LLP
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VIA EDGAR TRANSMISSION

April 30, 2010

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 4720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bohai Pharmaceuticals Group, Inc.
Registration Statement Form S-1
Filed March 2, 2010
File No. 333-165149

Dear Mr. Riedler:

On behalf of Bohai Pharmaceuticals Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 1 is being sent in response to the Staff’s comments to the Registration Statement which was filed with the Commission on March 2, 2010.  The Staff’s comments are set forth in a letter dated March 30, 2010 (the “Comment Letter”).  The Company has also made additional updating changes in the Registration Statement in a manner consistent with the Staff’s comments.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.  In addition to the Company’s filing Amendment No. 1 via EDGAR, we will be delivering to the Staff three (3) hard copies of Amendment No. 1.

General

1.
Please note that if you revise your document in response to one of our comments, and the comment is applicable to other parts of your disclosure, you should similarly revise the document elsewhere as necessary to comply with our comment.

The Company acknowledges the Staff’s comment.

2.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.  If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

The Company acknowledges the Staff’s comment.

Mr. Jeffrey Riedler
April 30, 2010

3.	Please revise the disclosure throughout your document to clarify that you do not own the operating company, Bohai, and to disclose the three shareholders who own the shares of this operating company.

The Company has revised its disclosures throughout the Amendment No.1 to clarify that the Company doses not own its operating company, Bohai.  The Company has further revised its disclosure on page 4 to disclose that the shares of Bohai are owned by Mr. Qu (who owns 90% of Bohai’s shares) and two unaffiliated parties.  The Company notes that such two unaffiliated parties own a small minority of Bohai’s shares, but that they are listed as signatories to the Voting Rights Proxy Agreement filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, dated January 11, 2010.

4.
In the Business section, please revise your description of agreements through which you control the operations of Bohai to include all the material terms of all the relevant agreements and explain how the agreements transfer the risks and rewards of the operating company to you.

The Company has revised its disclosures on page 57 in the Business section to include all the material terms of variety interest entity contract agreement (the “VIE Agreements”) and to explain how those agreements transfer the risk and rewards of the Company’s Chinese operating subsidiary, Yantai Bohai Pharmaceuticals Group Co., Ltd. (“Bohai”), to the Company and how the Company controls the operations of Bohai.

5.	Throughout the registration statement, you cite various estimates, statistics and other figures. For example:

•	Page 41: “what we believe is a novel formulation for the treatment of asthma ...

The Company respectfully submits that this is a statement of the Company’s belief and not an estimate, statistic or figure.  Therefore, the Company has not amended the Registration Statement on this point.

•	Page 41: “… our Lung Nourishing Cream has been recognized for its efficacy . . ,”
•
Page 41: In the face of mounting clinical research data demonstrating the effectiveness and safety of TCM and herbal treatments, medical doctors trained in the western tradition in Europe, the United States and elsewhere are integrating TCM and alternative treatments in their everyday practice:’ .

•	Page 42: “China currently has more than. 10,000 distributors supplying chugs and medical devices to hospitals and pharmacies.”
•
Page 44: “... we believe that the purity, potency and effectiveness of our ingredients are superior to similar products from other companies ... we believe that patients can use less of a Bohai pharmaceutical product to achieve the same effectiveness.”

The Company respectfully submits that this is a statement of the Company’s belief and not an estimate, statistic or figure.  Therefore, the Company has not amended the Registration Statement on this point.

•	Page 44: “... consumer spending in China reached $1.7 trillion in 2007, according to the most recent figures available.”
•	Page 46: “That number is being significantly reduced ... “
•	Page 46: “... approximately one third of Chinese pharmaceutical companies do not have their own sales organization and distribution network. “

Mr. Jeffrey Riedler
April 30, 2010

In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or beliefs, please explain how you arrived at those estimates or beliefs and disclose any third-party sources you relied upon.

Except as set forth above, the Company has revised or removed certain of its disclosures throughout Amendment No.1 in response to the Staff’s comment.

Risk Factors. page 6

General

6.
Please include a risk factor discussing the possibility that the VIE Agreements used to control the operating company may be determined to be unenforceable as they circumvent the PRC restrictions relating to foreign investment.

The Company has revised its risk factor disclosures on pages 15-16 to include a discussion of the possibility that the VIE Agreements used to control the operating company may be determined to be unenforceable as they circumvent the PRC restrictions relating to foreign investment restrictions.

7.
As your Certificate of Protection issued by the State Food and Drug Administration of China for Tongbi Capsules and Shangtongning Tablets has expired.  Please add a risk factor discussing the risks of such certificate not being extended, including the risks that competitors will be able to manufacture similar products.

The Company has revised its risk factor disclosure on page 13 to disclose that the Company is not planning to extend the Certificate of Protection issued by the SFDA for its Shangtongning Tablets product, which were expired on September 2009.  The Company has further added a risk factor on page 13 discussing the risk that other manufactures shall have right to produce similar products upon the expiration of Certificate of Protection.

8.	To the extent material, please add a risk factor discussing the risks of counterfeit products to Bohai’s business.

In response to the Staff’s comment, the Company has added a risk factor disclosure on page 9 to discuss the potential adverse effect on its sales volume, revenue and profitability due to the availability of counterfeit products, including counterfeits of Tongbi Capsules, which was recently discovered.

Risks Related to Our Business, page 6

“We have been heavily dependent on sales of four key products” page 8

9.
We note your statement you are in the process of applying for extending the protection period for Shangtongning Tablets, which contradicts your statements elsewhere in the prospectus that you have decided not to pursue an extension for this product.  Please revise accordingly.

The Company has revised its risk factor disclosure on page 8 to delete the conflicting statement that the Company is in the process of applying for extending the protection period for Shangtongning Tablets.

Mr. Jeffrey Riedler
April 30, 2010

10.
We also note your statement “We cannot assure that we will get the approvals and the loss of Certificates of Protected Variety of Traditional Chinese Medicine will a material adverse effect on our revenues.” This sentence appears to be missing some text.  If you have concluded that the loss of protection will have material adverse effect on your revenues, please make this clear. If, on the other hand, the loss of protection may have a material adverse effect, but this is uncertain, please revise accordingly.

The Company has revised the referenced risk factor to address the Staff’s comment.

“We may not be able to adequately protect our intellectual property ...” page 8

11.	Please disclose any known infringement of your intellectual property by third parties.

The Company has added a risk factor disclosure on page 9 to disclose the recently discovered counterfeit of Tongbi Capsules and related risks.

“Our business depends and will depend on the continuing efforts ...”, page 9

12.	Please disclose that you have no employment agreement with Mr. Qu and revise to make clear that he is the only executive officer at present.

The Company as revised the referenced risk factor to address the Staff’s comment.

“Our business and growth will suffer if we are unable to hire and retain …” page 10

13.
To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel, please expand this risk factor to describe these challenges. If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization.

The Staff is advised that the Company has experienced relatively few employee departures in the past five years and that, to the Company’s currently knowledge, no key personnel intend to retire or resign in the near future.  However, the Company submits that this risk factor is nonetheless relevant to the Company’s business to the extent it addresses the Company’s “future” prospects and therefore believes it is appropriate that the risk factor remain.

“Our research and development may be costly and/or untimely ...” page 10

14.	Please disclose the material terms of your contract with Yantai Tianzheng Medicine Research and Development Co., Ltd. in the Business section and file the contract as an exhibit to your S-1.

The Company respectfully submits that the filing of these documents is not necessary.  The research and development contract entered into between the Company and Yantai Tianzheng Medical Research and Development Co., Ltd. is for a relatively small amount of fee made by the Company in the ordinary course of its business and is therefore not required to be filed under either Item 404 or Item 601 of Regulation S-K.

“Our current and future products may have inadvertent and/or harmful side effects  . . .” page 12

15.	Please disclose any known side effects of your current products.

The Staff is advised that the Company is not aware of any adverse side effects for its current products.

Mr. Jeffrey Riedler
April 30, 2010

“Natural Disasters, weather conditions and other environmental factors affect our raw material supply . . .” page 12

16.
Please disclose if you are substantially dependent on any of your raw material suppliers. If so, please identify them here and identify the products that are dependent on the supply of these raw materials. Additionally, disclose the material terms of your contract with any such suppliers in the Business section and file the related contracts as exhibits to your S-l.

The Staff is advised that the Company is not substantially reliant on particular raw material suppliers.  Each of the Company’s products is composed of upwards of dozens of raw materials, each of which are supplied by 2 to 3 suppliers.  The Company does not purchase raw materials from a single supplier.

“Our certificates, permits and licenses are subject to governmental control . . .” page 12

17.	Please disclose whether any permit or license which has expired or is about to expire is material to the continued operation of your business.

The Company has revised the Registration Statement in response to the Staff’s comment.

“Because we way not be able to obtain business insurance in the PRC . . .” page 14

18.	Please describe the type of insurance coverage you do have, if any, and any restrictions on that coverage.

The Staff is advised that other than standard PRC employee insurance and vehicle insurance, the Company maintains no insurance.  As such, the Company has not made any changes to the referenced risk factor.

Risks Associated with Doing Business in China, page 17

“Our operations and assets in China are subject to significant political and economic uncertainties.” page 17

19.
Please revise the discussion to clarify that it is possible that the Chinese government could alter its policies to further restrict foreign participation in businesses operating in the PRC.  Your discussion and the risk factor heading should clarify that you could lose all of your assets and operations.

In response to the Staff’s comment, the Company has revised its risk factor disclosure on page 20 to clarify that the Company may lose all of its assets and operations if the Chinese government alters its policies to further restrict foreign participation in business operating in the PRC.

“If our land use rights are revoked . . .”, page 24

20.
Please clarify your current use of the land referenced in this risk factor.  Is this the location of your offices or a manufacturing facility?  Describe how the loss of the use of this land may impact your products and operations.

The Company has revised the Registration Statement both in the referenced risk factor and under “Business—Properties” in response to the Staff’s comment.

Mr. Jeffrey Riedler
April 30, 2010

Risks Related to Our Common Stock, page 24

“Our controlling stockholder may exercise significant influence . . .”, page 27

21.	Please clearly state here how the interests of Tan and Qu may differ from the interests of your other stockholders.

The Company has clarified the referenced risk factor in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 31

22.
Please revise your disclosure to include critical accounting estimates.  You disclose on page F-7 that management makes estimates for the valuation of accounts receivables inventories, deferred income taxes and the estimation on useful lives of plant and machinery. It addition, it would appear that you make estimates for your revenue recognition.

The Company has revised its MD&A to include disclosures under the new heading “Use of Estimates” on page 32 in response to the Staff’s comment.

“Off-Balance Sheet Arrangements . . .,” page 36

23.	Please include an explicit statement whether or not you have engaged in any “off-balance sheet arrangements,” as that term is defined in Item 303(a)(4)(ii) of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 38

24.	Please revise your disclosure to correct the date of your year end. You stated September 20, 2008 when it should be June 30, 2008.

The Company has corrected the typographical error noted by the Staff.

Business, page 40

Our Business, page 40

25.
We note your statement that the previously issued Certificate of Protection for Tongbi Capsules and Shangtongning Capsules “give us exclusive or near-exclusive rights to manufacture and distribute these two medicines.” This statement is contradicted by the disclosure that follows, which indicates that the certificate has expired.  To avoid any confusion, please revise your description to rectify this discrepancy.  In addition, please discuss whether any competitors are currently seeking to manufacture similar products.

In response to the Staff’s comment, the Company has revised its risk factor disclosure on page 13 to include disclosure that the Company is not planning to extend the Certificate of Protection issued by the State Food and Drug Administration of China for Shangtongning Tablets, which expired in September 2009.  The Company has further added a risk factor on page 13 discussing the risk that other manufactures shall have right to produce similar products upon the expiration of Certificate of Protection.  Similar disclosures have been added at page 42 in the Business section.

Mr. Jeffrey Riedler
April 30, 2010

Products, page 42

26.	Please identify which of your products are available only through prescription.

The Company has revised its disclosure in the business section on page 45 in response to the Staff’s comment.

Product Types, page 43

27.	Please disclose when the shared manufacturing rights for Anti-flu Granules expire.

The Company has revised its disclosure on page 46 to state that the shared manufacturing rights for Anti-flu granules expire on July 9, 2012.

TCM Drivers, page 44

Poppulation and Aging, page 45

28.
Please revise the statement “The process of aging in China is occurring much more rapidly than in western countries, such as Germany” to clarify, if true, that China’s population over age 65 is growing more rapidly.

The Company has elected to delete the referenced sentence.

Raw Materials and Suppliers, page 48

29.	Please name the supplier that accounted for over 10% of your purchases of raw materials.

The Staff is advised the currently no supplier accounts for over 10% of the Company’s purchases of raw materials, and the Registration Statement has been modified to reflect this fact.

Research and Development, page 48

30.	Please clarify what you mean by your statement that Bohai enjoys relatively low research and development expenses “as most TCM medicines are based on standardized formula.”

The Company has added disclosure in response to the Staff’s comment.

Manufacturing, page 48

31.	Please clarify whether you contract with any third party manufacturers to produce your products.

The Staff is advised that the Company has not contracted with any third party manufacturers to produce its products.

Mr. Jeffrey Riedler
April 30, 2010

32.	Please disclose whether you own or lease your manufacturing facility. If leased, disclose the material terms of lease and file such lease as an exhibit to your Form S-1.

The Staff is advised that the Company owns its manufacturing facility.  The Company has added this disclosure on page 54 of this prospectus.

Certain Relationships and Related Transactions, page 57

33.	Please file the loan agreements referenced in this section.

The Company respectfully submits that the filing of these documents is not necessary.  The guaranty provided by Mr. Qu is for a relatively small loan made by the Company in the ordinary course of its business and is therefore not required to be filed under either Item 404 or Item 601 of Regulation S-K.  The loan from the Company to Mr. Qu has been repaid and is therefore not presently material.

Consolidated Financial Statements for the Interim Period Ending December 31. 2009

Condensed Consolidated Statements of Cash Flows, page F-4

34.
Please tell us what the “Proceeds of note payable” and “Contributed capital” line items represents and why you believe it is appropriate to classify them as investing activities and not financing activities.  Refer to FASB ASC 230-10-45.

The Company agrees with the Staff’s comments that the nature of proceeds of notes payable and contributed capital are proceeds of notes and equity instrument which shall be classified as “cash inflow from financing activities” according to FASB ASC 230-10-45.

The Staff is advised that the $400,000 proceeds of note payable refers to a short term bridge loan from certain investors (the “Bridge Investors”) to the Company in June 2009 to defray professional fees and due diligence costs associated with the Company’s search for suitable business opportunities, including a potential merger, as disclosed on page 69 of the Registration Statement.  These $400,000 bridge loans were converted into 200,000 shares of Company common stock upon the closing of the Company’s share exchange transaction on January 5, 2010.

The Staff is further advised that the $5,970 of contributed capital refers to an equity transaction between Link Resources, Inc. and its shareholder during the period from September to November 2009 regarding to increasing of addition paid- in capital.

As a result, in response to the Staff’s comments, the Company has revised its cash flow statement to correctly state that the proceeds of notes payable and contributed capital shall be classified as financing activities and not investing activities.

Financial Statements for the Years Ended June 30, 2009 and 2008

Condensed Consolidated Balance Sheets, page F-22

35.
Please revise your financial statements to show the amounts due to/from related parties as separate line items on your financial statements.  This also applies for your interim financial statements as well.

In response to the Staff’s comments, the Company has revised its financial statements to show the amounts due to/from related parties as a separate line item on its financial statements.

Mr. Jeffrey Riedler
April 30, 2010

Consolidated Statement of Cash Flows, page F-25

36.	Please tell us why you believe it is appropriate to classify the proceeds from sales of common stock as an investing activity and not a financing activity.

In response to the Staff’s comment, the Company has revised its statements of cash flow to reclassify “the proceeds from sales of common stock” as financing activities in accordance with FASB ASC 230-10-45-14.

Note 1.  Organization and Principal Activities, page F-26

37.
Please clarify whether the financial statements include the financial results of Link Resources Inc. prior to the date of the Share Exchange Agreement.  It appears that the financial statements presented are those of Chance High International Limited and not those of Bohai Pharmaceuticals Group Inc. given that the Share Exchange Agreement has not yet been completed as of the date of the financial statements presented.  If this is the case, please revise the heading of the financial statements accordingly.  This applies for the interim financial statements as well.

The Staff is advised that the Company inadvertently omitted the word “PRO-FORMA” from its financial statements included in the Registration Statement and has revised the financial statements to be characterized as “PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS” which are presented on an “as-if” basis (i.e., that the consolidation occurred at the beginning of reporting period).  As such, the financial results of Link Resources, Inc. prior to the date of Share Exchange Agreement entered on January 5, 2010 are consolidated with the financial result of both Chance High International Limited and its consolidated subsidiaries on the same basis for presentation purposes only.

Note 3.  Summary of Significant Accounting Policies

(a) Basis of Presentation and consolidation, page F-21

38.
Please expand your disclosure to clarify how the Contractual Arrangements obligates the Company to absorb all of the risk of loss from Bohai’s activities and enables the Company to receive all of Bohai’s expected residual returns.  Also, it is not clear from the disclosure your basis for concluding that Bohai is a variable interest entity.  Please provide us with your accounting analysis supporting this conclusion including addressing the conditions in FAS ASC 810-10-15-14.  Expand your disclosure accordingly.  Include disclosure in the interim financial statements as well.

The Staff is referred to the Company’s structure chart on page 3 of the Registration Statement and the VIE Agreements filed by the Company as exhibits to its Current Report on Form 8-K, dated January 11, 2010.  The Operating Agreement between Yantai Shencaojishi Pharmaceuticals Co., Limited (“WFOE”), which is controlled by the Company’s wholly-owned subsidiary, allows the WFOE to the make decisions on and to exercise all voting rights with respect  to Bohai’s operating activities.  In addition, under Consultant Service Agreement entered into between WFOE and Bohai, Bohai agreed to pay all of its net income to WOFE quarterly as a consultant fee.  Accordingly, WFOE has the right to receive the expected residual returns of Bohai which qualified one of recognition criteria of VIE relationship under FASB ASC 810-10-15-14 and FIN 46R.  Because of the direct chain of ownership between the Company and WFOE, the Company qualifies as the primary beneficiary such the controlling financial interest of Bohai.

Mr. Jeffrey Riedler
April 30, 2010

39.
It appears that you have consolidated Bohai Pharmaceuticals for periods prior to December 7, 2009 the effective date for the contractual agreements with Yantai Shencaojishi Pharmaceuticals Co., Ltd. Because “the companies are under common contro1.”  Also, you disclose “the consolidated financial statements have been prepared as if the transaction had occurred retroactively as to the beginning of the reporting period of these consolidated financial statements.”  In addition, based on your disclosure it appears that Yantai Shencaojishi Pharmaceuticals Co., Ltd. did not exist prior to November 25, 2009.  Please provide us with an expanded explanation of your basis for this retroactive accounting treatment, as well as reference to the relevant technical literature upon which you relied in reaching these conclusions.  Expand your disclosure accordingly, including disclosure in the interim financial statements.

Please see the Company’s response to comment 37.  The Company inadvertently omitted the word “PRO-FORMA” in the financial statements.  The financial statements have been prepared bon an “as-if” basis.  Therefore, all the financial statement presentation here for year ended June 30, 2009 and period ended December 31, 2009 are all prepared on a pro-forma basis.

40.
Further based on your disclosure, it appears that the basis for Chance High International Limited consolidating the Bohai Pharmaceuticals Group. Inc. is FIN 46R.  It is not clear from your disclosure how you accounted for the initial measurement of the assets and liabilities of Bohai.  Please explain how your accounting complies with FASB ASC 810-10-30.

Please see the Company’s prior responses.  The financial statements have been prepared on a pro-forma basis. The application of initial measurement of the VIE Agreements under FASB ASC 810-10-30(4) should be from January 5, 2010, the effective date of the Company’s share exchange transaction, instead of via a retroactive application of FASB ASC 810-10-30(4).  Therefore, FASB ASC 810-10-30(4) is not applicable for preparation of the financial statements up to periods ended June 30, 2009 and December 31, 2009.

Note 3.  Summary of Significant Accounting Policies

(1) Revenue Recognition, page F-30

41.	Please disclose your return policy for your products and the amount of your reserve for returns.

The Company’s return policy of goods and services is recognized in actual basis when the goods sold are returned by customers and the closing balance of revenue is actually deducted by the relevant cost of sales.  The Company’s sales rate is very low and management believes that the return amount is immaterial and therefore no such provision should be stated.

Note 6.  Intangible Assets, page F-35

42.
You note on page 8 of your filing that you have a trademark for “Xian Ge” and on page 52 that you have land use rights which expire 2047.  Please tell us and disclose if you recognized an intangible asset for these rights.  In addition, it does not appear that you have legal protection rights for your pharmaceutical formulas.  Please tell us how you determined they met the definition of an asset under FAS Con 6, particularly how you can obtain the benefit and control others’ access to it.  Also, please provide us your analysis under FAS ASC 350-30-35-3 regarding how you determined that the useful life of the pharmaceutical formulas is indefinite.

The Staff is advised that the cost of the trademark for “Xian Ge” (which is less than USD1,500 annually) is immaterial.  Therefore, such cost are recognized as the operating expense instead of capitalized as intangible assets.

Mr. Jeffrey Riedler
April 30, 2010

The Company’s land use rights, which expire on 2047, have been recognized under “leasehold land and building” under property, plant and equipment in note 6 of the financial statements and are taken as part and parcel of the existing building together when the Company’s buildings thereon.  The Company has therefore taken the position that the land and building co-exist together, and therefore it is depreciated according to the estimated useful life of the building,, which is 40 years.

We had carried out the testing procedures in attesting the cash flow forecast for each pharmaceutical formula as estimated by the Company with the industrial-scale production of various products based on these pharmaceutical formulas could generate positive net cash inflow. Therefore, the assertion on ‘future economic benefit’ do exist for such formula

The useful life for the Company’s pharmaceutical formulas is indefinite in accordance with FAS ASC 350-30-35-3(a).  As the Company expected that the useful life of such formula is indefinite, the Company still has the rights for pharmaceutical operation unless there is evidence showing that such there is risk of reverting those right pending for extension of registration as imposed by PRC government.

Note 12. Income Tax, page F-38

43.
Please revise your disclosure to include the income tax reconciliation from the U.S. statutory rates to the Company’s effective tax rate for the period presented.  In addition, please disclose the percentage of the VAT applied to product sales and the total amount of VAT for the periods presented.

The revised notes of income tax expense to the financial statement including the income tax reconciliation from the U.S. Statutory rate to the Company's effective tax rate for the period present are now disclosed in the financial statements included as part of Amendment No. 1 in accordance the FAS ASC 740-10-50.

The percentage of the VAT applied to product sale and the total amount of VAT for the period presented are now disclosed in the revised note of income tax to the financial statements as of June 30, 2009.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

44.	Please file the Placement Agent Agreement.

The Staff is advised that the Company and its placement agents did not utilize a Placement Agent Agreement.  Rather, the investors in the offering that closed January 5, 2010 entered into a Securities Purchase Agreement directly with the Company.

We thank the Staff in advance for its consideration of Amendment No. 1.  If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Mr. Jeffrey Riedler
April 30, 2010

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	Bohai Pharmaceuticals Group, Inc.
Parker Randall CF (H.K.) CPA Limited